SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes__ No X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a press release dated September 6, 2005 announcing the completion of the application by Excel Maritime Carriers Ltd. (the "Company") to list its common stock for trading on the New York Stock Exchange (NYSE) and the authorization of the Company's listing application by the NYSE.

ADDITIONAL INFORMATION

     None.

Exhibit 1

[Logo]
EXCEL


Contact:
Investor Relations / Financial Media:          Company:
Nicolas Bornozis                               Christopher Georgakis
President                                      Chief Executive Officer
Capital Link, Inc.                             Excel Maritime Carriers Ltd.
230 Park Avenue - Suite 1536                   67 Akti Miaouli Street
New York, NY 10160, USA                        185 38 Piraeus, Greece
Tel:  (212) 661-7566                           Tel:  011-30-210-45-98-692
Fax: (212) 661-7526                            Fax: 011-30-210-42-82-628

E-Mail: nbornozis@capitallink.com              E-Mail: info@excelmaritime.com
        -------------------------                      ----------------------
             www.capitallink.com                         www.excelmaritime.com

      Excel Maritime Carriers (EXM) to List on the New York Stock Exchange

PIRAEUS, GREECE. September 6, 2005. Excel Maritime Carriers Ltd (Amex: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that it has completed the application to list its common stock for trading on the New York Stock Exchange (NYSE), and that NYSE has authorized its application. It will trade under the same symbol it trades today - EXM. The effective day of trading on NYSE will be communicated through a new announcement.

Christopher Georgakis, the CEO of Excel Maritime, commented: "With a fleet of 18 vessels in place and the first phase of our expansion plans complete, we have set about implementing a number of initiatives aimed at enhancing corporate transparency, increasing investor awareness and maximizing shareholder value.

In this context, the listing of our shares on the New York Stock Exchange marks a significant milestone in our company's development. NYSE is the dominant U.S. market of choice for companies from all over the world.

We are confident that joining our peer group of leading global shipping companies on the Big Board will enhance our company's positioning, visibility and recognition within the investment community. Furthermore, we believe that NYSE's global platform is also expected to enhance the liquidity and quality of trading of our shares with tangible benefits for our shareholders.

We believe that this new important initiative is within our strategy of maximizing shareholder value by focusing not only on the quality of our shipping operations but also on the quality of our corporate governance and investor relations.

"We welcome Excel Maritime to our family of listed companies," said NYSE CEO John A. Thain. "The New York Stock Exchange is home to many of the world's leading shipping companies, and we look forward to bringing Excel Maritime closer to U.S. investors and help the company achieve its objectives of higher visibility and improved liquidity."

About Excel Maritime Carriers Ltd
---------------------------------
The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company's current fleet consists of 18 vessels (one Capesize, ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,112,070 dwt. The Company was incorporated in 1988 and its common stock is listed on the American Stock Exchange (AMEX) since 1998, trading under the symbol EXM. For more information about the company, please go to our corporate website www.excelmaritime.com

Forward Looking Statement
-------------------------
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                     # # # #

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  September 6, 2005           By: /s/ Christopher J. Georgakis
                                       ----------------------------
                                           Christopher J. Georgakis
                                           President and
                                           Chief Executive Officer
02545.0001 #592463